Exhibit 99.77

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:	Name and Address of Company

F3 Uranium Corp. (the “Company” or “F3 Uranium”)

Suite 750 – 1620 Dickson Avenue

Kelowna, B.C.

V1Y 9Y2

Item 2:	Date of Material Change

October 3, 2025

Item 3:	News Release

The news release announcing the material change referred to in this report was disseminated on October 3, 2025 and filed on F3 Uranium’s SEDAR+ profile at www.sedarplus.ca.

Item 4:	Summary of Material Change

On October 3, 2025, the Company announced that it had closed its previously announced “bought deal” private placement of units and flow-through units of the Company for gross proceeds of approximately $20,000,000 (the “Offering”).

Item 5.1:	Full Description of Material Change

On October 3, 2025, the Company announced that it had closed the Offering for gross proceeds of approximately $20,000,000, from the sale of the following:

•         25,000,000 units of the Company (each, a “Unit”) at a price of C$0.20 per Unit;

•         14,814,815 non-critical mineral flow-through units of the Company sold to charitable purchasers (the “NFT Units”) at a price of C$0.27 per NFT Unit;

•         16,666,667 federal flow-through units of the Company sold to charitable purchasers (the “FFT Units”) at a price of C$0.30 per FFT Unit; and

•         18,181,818 Saskatchewan flow-through units of the Company sold to charitable purchasers (the “SFT Units”, and together with the NFT Units and FFT Units, the “FT Units”) at a price of C$0.33 per SFT Unit.

Each Unit is comprised of one common share of the Company (each, a “Common Share”) and one-half of one Common Share purchase warrant (each whole warrant, a “Warrant”). Each FT Unit is comprised of one Common Share issued as a “flow-through share” within the meaning of subsection 66(15) of the Income Tax Act (Canada) (each, a “FT Share”) and one-half of one Warrant. Each whole Warrant entitles the holder to purchase one Common share of the Company (a “Warrant Share”) at a price of C$0.30 per Warrant Share at any time on or before October 3, 2028. The Units and FT Units shall be collectively referred to as the “Offered Securities”.

Red Cloud Securities Inc. acted as lead underwriter and sole bookrunner, on behalf of a syndicate of underwriters including Canaccord Genuity Corp., Haywood Securities Inc. and SCP Resource Finance LP (collectively, the “Underwriters”).

In connection with the Offering, the Company paid the Underwriters an aggregate cash commission of C$1,095,619, equal to five point five per cent (5.50%) of the gross proceeds raised under the Offering (the “Broker Commission”) (except for certain of those purchasers listed on the president’s list (the “President’s List”), which was subject to a reduced 2.75% cash commission). The Company also issued to the Underwriters 4,091,975 broker warrants (the “Broker Warrants” and, together with the Broker Commission, the “Commission”), equal to five point five percent (5.50%) percent of the FT Units sold pursuant to the Offering (except for certain of those FT Units sold to purchasers on the President’s List, which were subject to a reduced number of Broker Warrants equal to 2.75%). Each Broker Warrant entitles the holder thereof to purchase one Common Share in the capital of the Company at a price of C$0.20 at any time on or before October 3, 2028.

The Company intends to use the proceeds raised from the Offering to fund exploration of the Company’s projects in the Athabasca Basin in Saskatchewan as well as for general corporate purposes and working capital.

In accordance with National Instrument 45-106 - Prospectus Exemptions (“NI 45-106”), the Offered Securities were issued to Canadian purchasers pursuant to the listed issuer financing exemption under Part 5A of NI 45-106, as amended by Coordinated Blanket Order 45-935 - Exemptions from Certain Conditions of the Listed Issuer Financing Exemption (the “Listed Issuer Financing Exemption”). The securities issuable from the sale of the Offered Securities to purchasers resident in Canada are immediately freely tradeable in accordance with applicable Canadian securities legislation. The Units were also offered in offshore jurisdictions and in the United States on a private placement basis pursuant to one or more exemptions from the registration requirements of the United States Securities Act of 1933, as amended (the “U.S. Securities Act”). All securities not issued pursuant to the Listed Issuer Financing Exemption are subject to a hold period in Canada ending on February 3, 2026.

The securities described herein have not been, and will not be, registered under the United States Securities Act, or any state securities laws, and accordingly, may not be offered or sold within the United States except in compliance with the registration requirements of the U.S. Securities Act and applicable state securities requirements or pursuant to exemptions therefrom.

Item 5.2:	Disclosure for Restructuring Transactions

Not applicable.

Item 6:	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7:	Omitted Information

Not applicable.

Item 8:	Executive Officer

The following senior officer of the Company is knowledgeable about the material change and this report:

Dev Randhawa, CEO & Chairman

Email: ir@fission3corp.com

Phone: 778-484-8030

Item 9:	Date of Report

October 8, 2025